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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                        COMMISSION FILE NUMBER 001-12335


                    BIRMINGHAM HOURLY EMPLOYEE SAVINGS TRUST
                                   401(k) PLAN


                          BUTLER MANUFACTURING COMPANY
                                    BMA TOWER
                                PENN VALLEY PARK
                              KANSAS CITY, MO 64108

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REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Retirement Administrative Committee of
Butler Manufacturing Company:

We have audited the accompanying statements of net assets available for benefits of the Butler Manufacturing Company Birmingham Hourly Employee Savings Trust Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2000, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP

Kansas City, Missouri,
June 8, 2001


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BUTLER MANUFACTURING COMPANY
BIRMINGHAM HOURLY EMPLOYEE SAVINGS TRUST PLAN

Statements of net assets available for benefits
December 31, 2000 and 1999

                                                     2000         1999
                                                   --------     --------
ASSETS:
   Investments                                     $901,395     $839,359

   Receivables-
    Employee contributions receivable                13,096       12,447
                                                   --------     --------
             Total receivables                       13,096       12,447
                                                   --------     --------
             Net assets available for benefits     $914,491     $851,806
                                                   ========     ========

The accompanying notes are an integral part of these financial statements.



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BUTLER MANUFACTURING COMPANY
BIRMINGHAM HOURLY EMPLOYEE SAVINGS TRUST PLAN

Statements of changes in net assets available for benefits
For the years ended December 31, 2000 and 1999

                                                                     2000           1999
                                                                  ---------      ---------
CONTRIBUTIONS:
   Employee                                                       $ 121,537      $ 130,117
                                                                  ---------      ---------
           Total contributions                                      121,537        130,117

INCOME:
   Net change in fair value of investments                          (49,847)        28,299
   Interest and dividends                                            51,915         60,083

OTHER DECREASES:
   Distributions                                                    (59,350)       (16,835)
   Fees                                                              (1,570)        (1,426)
                                                                  ---------      ---------
           Increase in net assets available for plan benefits        62,685        200,238

NET ASSETS AVAILABLE FOR BENEFITS,
   beginning of year                                                851,806        651,568
                                                                  ---------      ---------
NET ASSETS AVAILABLE FOR BENEFITS,
   end of year                                                    $ 914,491      $ 851,806
                                                                  =========      =========

The accompanying notes are an integral part of these financial statements.


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BUTLER MANUFACTURING COMPANY
401(k) BIRMINGHAM HOURLY EMPLOYEE SAVINGS TRUST

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

In 1993, Butler Manufacturing Company (the Company) established the Birmingham Hourly Employee Savings Trust (the Plan), which is administered by the administrative committee. The investments of the Plan are in the custody of Fidelity Institutional Retirement Services Company (Custodian). The trustee of the Plan is Fidelity Management Trust Company (Fidelity) which has been appointed by the administrative committee and thereby holds all assets of the Plan in the Butler Master Savings Plan Trust (Master Trust).

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan document for more complete information.

Basis of presentation

The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in net assets available for benefits.

Fees and expenses

The expenses incurred by the administrative committee of the Plan in administering plan activity and the expenses incurred by Fidelity in administering the trust may be paid from the assets of the Plan or by the Company, as the Company elects.

Eligibility

All full-time Birmingham hourly paid factory employees of the Company, having completed six months of employment, are eligible for participation in the Plan.

Vesting

All eligible employees participating in the Plan are immediately 100 percent vested in participant contributions.


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Termination

The Plan may be terminated at any time with the approval of the Company's board of directors. If the Plan is terminated, each participant's account balance will be, at the discretion of the Company, distributed in a lump sum or held in trust to be distributed upon each participant's retirement, death, disability or termination of employment.

Investment valuation and income recognition

The Plan's investments are stated at fair value, measured by quoted market prices in an active market. Purchases and sales of securities are recorded on a trade-date basis.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Prior year amounts have been reclassed to conform with current year presentation.

2. CONTRIBUTIONS

Employees may contribute to the Plan from 1 to 15 percent of their compensation in 1 percent increments, subject to applicable IRS regulations. Participants may direct investments of their contribution in 1 percent increments among the funds established by the Company.

3. DISTRIBUTIONS

If a participant retires on or after attaining age 55, becomes totally or permanently disabled, dies or terminates employment for any other reason, the full value of the account becomes distributable. If the value of the amount distributable exceeds $5,000, the distribution cannot be made until the participant reaches age 65 or gives consent to the distribution. All distributions must be made prior to April 1 of the calendar year immediately following the date the participant reaches age 70 1/2, even if still employed. All distributions shall be made in a single payment of cash.

There were no distributions payable to vested participants at December 31, 2000 and 1999.

4. IN-SERVICE WITHDRAWALS

Employee contributions, in part or in total, may be withdrawn for extreme financial hardships. Such financial hardships include college costs, excessive medical expenses, the purchase of a principal residence, or to prevent eviction from a principal residence.


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5. LOANS TO PARTICIPANTS

At the discretion of the administrative committee, loans may be made to a participant up to the lesser of $50,000 or 50 percent of the value of the participant's account. No loan may be for an amount less than $1,000. Loans are secured by an assignment of the participant's total account balance in the Plan. Loan maturities may not be less than one year nor exceed five years, except for home loans. Interest rates will be set by the administrative committee in accordance with uniform procedures consistently applied in a manner which does nut discriminate in favor of officers, shareholders or highly compensated participants.

6. INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets as of December 31:

                                          2000       1999
                                        --------   --------
Fidelity investment funds-
   Managed Income Portfolio             $ 64,209   $ 54,941
   Puritan Fund                          179,834    177,860
   Magellan Fund                         327,023    336,036
   Equity Income Fund                     93,342     85,814
   Retirement Money Market Trust         166,800     93,943

During 2000 the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) changed in value by ($49,847) as follows:

Mutual funds                            $(50,404)
Butler Common Stock Fund                     557
                                        --------
                                        $(49,847)
                                        --------

7. FEDERAL INCOME TAXES

The Plan has received a favorable determination letter, dated May 4, 1995, from the IRS, qualifying the Plan under the Internal Revenue Code and exempting the trust from federal income taxes. The Plan has been amended since receiving the determination letter. The plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes is included in these financial statements.

8. INVESTMENT PORTFOLIO RISK

The plan provides for various investments, which, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.


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BUTLER MANUFACTURING COMPANY
BIRMINGHAM HOURLY EMPLOYEE SAVINGS TRUST PLAN

Schedule H - Line 4i - Schedule of assets (held at end of year)
December 31, 2000

                                                                                        Fair
   Shares                          Description                                         Value
  --------  -------------------------------------------------------------------      ---------
            *Fidelity Management Trust Company-
   64,209      Managed Income Portfolio                                              $ 64,209
    9,550      Puritan Fund                                                           179,834
    2,741      Magellan Fund                                                          327,023
    2,747      Equity Income Fund                                                      93,342
      149      Aggressive Growth                                                        5,391
       14      Investment Trust Diversified International Fund                            310
      367      Freedom 2010                                                             5,079
        5      Freedom 2020                                                                74
        5      Freedom 2030                                                                74
  166,800      Retirement Money Market Trust                                          166,800
       10      Spartan US Equity Index                                                    467
      690   *Butler Common Stock Fund                                                   4,909
            Participant loans outstanding, at interest rates ranging from 9.0%         53,883


*Party-in-interest to the Plan


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SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   BIRMINGHAM HOURLY EMPLOYEE SAVINGS TRUST

Date: June 15, 2001                          By: /s/ Larry C. Miller
      -------------                              -------------------
                                             Larry C. Miller, Member of the
                                                Administrative Committee



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                                  EXHIBIT INDEX

Exhibit
Number                             Description
-------             -----------------------------------------

23                  Consent of Independent Public Accountants